UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 1-32876

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Wyndham Worldwide Corporation Employee Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, New Jersey 07054

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	12

Form 5500, Schedule H, Part IV, Line 4a—Delinquent Participant Contributions for the Year Ended December 31, 2009	13

SIGNATURE	14

EXHIBIT:

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	15
EX-23.1
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of Wyndham Worldwide Corporation Employee Savings Plan:
We have audited the accompanying statements of assets available for benefits of Wyndham Worldwide Employee Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Assets (Held at End of Year) as of December 31, 2009, and (2) Delinquent Participant Contributions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 25, 2010

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$516,916	$245,065
Mutual funds	193,099,713	146,337,165
Common/collective trusts	94,108,139	83,434,816
Common stock	19,337,788	6,600,044
Money market	283,112	—
Group annuity contract	271,814	—
Participant loans	13,632,834	14,425,436

Total investments	321,250,316	251,042,526

RECEIVABLES:
Employer contribution receivable	1,336,523	1,479,047
Employee contribution receivable	2,179,843	2,106,516
Accrued investment income	39,281	37,851

Total receivables	3,555,647	3,623,414

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	324,805,963	254,665,940

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,372,253	8,192,813

ASSETS AVAILABLE FOR BENEFITS	$328,178,216	$262,858,753

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:
Contributions:
Employee contributions	$28,725,371	$36,824,762
Employer contributions	19,461,318	24,341,027

Total contributions	48,186,689	61,165,789

Net investment income:
Net appreciation/(depreciation) in fair value of investments	62,305,385	(93,539,497)
Dividends	5,258,716	10,011,191
Interest	782,132	1,062,101

Net investment income/(loss)	68,346,233	(82,466,205)

DEDUCTIONS:
Benefits paid to participants	53,137,685	37,975,404

INCREASE/(DECREASE) IN ASSETS	63,395,237	(59,275,820)

NET TRANSFERS INTO THE PLAN	1,924,226	—

ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	262,858,753	322,134,573

END OF YEAR	$328,178,216	$262,858,753

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

The following brief description of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006 in connection with Wyndham Worldwide Corporation’s (the “Company”) separation from Cendant Corporation.

Bank of America Trust Company, N.A. (the “Trustee”) is the Plan’s trustee. Wyndham Worldwide Corporation Employee Benefits Committee (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

During April 2009, assets of approximately $1.9 million associated with the U.S. Franchise Systems, Inc. 401(k) Plan (“USFS Plan”) were merged into the Plan. Great West Life & Annuity Insurance Company (“Great West”) was the trustee of the USFS Plan. As of December 31, 2009, the assets of the USFS Plan remained under the control and management of Great West. Subsequent to the date the USFS Plan was merged into the Plan, contributions made by employees formerly participating in the USFS Plan were deposited with the Trustee. Investments held by Great West were transferred to the Trustee during 2010, with the exception of the Guaranteed Portfolio Fund, which is a fixed term annuity contract held by Great West.

The following is a summary of certain Plan provisions:

Eligibility—Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee (as defined in the Plan document) of the Company hired on or after July 1, 2007 is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment or the attainment of age eighteen.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee hired prior to July 1, 2007 was eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen and receive employer matching contributions following one year of employment.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of eligible service (as defined in the Plan document) or the attainment of age eighteen.

Contributions—Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution in the amount of 100% of the first 6% of compensation (as defined in the Plan document) that a participant contributes to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts and Wyndham Worldwide Corporation common stock as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. All employer contributions are 100% vested.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $1,000). The initial principal amount of the loan may not be less than $500. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts—As all employer matched amounts are 100% vested, the Plan does not have any forfeitures. Prior to being merged into the Plan, the USFS Plan recorded forfeitures of $694. Such forfeiture amount was merged into the Plan during April 2009 and will be used during 2010 to reduce employer contributions.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes would materially affect the amounts reported in the Plan’s financial statements.

Cash and Cash Equivalents —The Plan considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Administrative Expenses—Administrative expenses are paid by the Company, pursuant to the Plan document.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $460,815 and $238,991 at December 31, 2009 and 2008, respectively.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at outstanding loan balances, which approximate fair value. The group annuity contract is valued at the amount reported by the annuity provider, as determined by the method outlined in the annuity contract. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. A portion of the Plan’s investments in common/collective trusts consists of Merrill Lynch Retirement Preservation Trust, which invests primarily in synthetic guaranteed investment contracts that are primarily collateralized by graded debt securities and are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. The synthetic guaranteed investment wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Participants may ordinarily direct the withdrawals or transfers of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $45.5 million and $50.7 million at December 31, 2009 and 2008, respectively, and the contract value of such fund was $48.9 million and $58.9 million as of December 31, 2009 and 2008, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statements of Changes in Assets Available for Benefits present net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2009 and 2008, realized gains and losses on investments sold during the year ended December 31, 2009 and 2008 and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Fully Benefit-Responsive Investment Contracts—In accordance with guidance issued by the Financial Accounting Standards Board (“FASB”) for reporting of fully benefit-responsive contracts held by certain investment companies subject to the AICPA investment company guide and defined-contribution health and welfare and pension plans, the statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in assets available for benefits is presented on a contract value basis. The fair value of the contract is determined by multiplying the contract value by a ratio of the fair value of total assets held in the Merrill Lynch Retirement Preservation Trust divided by the contract value of net assets held in the Merrill Lynch Retirement Preservation Trust.

Fair Value Measurements—In September 2006, the FASB issued guidance on fair value measurements, which enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. The guidance explains the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Plan prospectively adopted the guidance on January 1, 2008, as required, for financial assets and financial liabilities (see Note 5 — Fair Value). The Plan’s adoption of this guidance did not have a material impact on its financial statements.

New Accounting Pronouncements

Determining Fair Value Under Market Activity Decline — In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The guidance clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. The guidance is effective for interim periods ending after June 15, 2009. The Plan’s adoption of this guidance did not have a material impact on its financial statements.

Fair Value Measurements and Disclosures — In January 2010, the FASB issued guidance for improving disclosures about fair value measurements, which amends existing fair value guidance and adds new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact this guidance will have on the Plan’s financial statements.

Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) — In September 2009, the FASB issued guidance for fair value measurements in certain entities that calculate net asset value (“NAV”) per share (or its equivalent), which amended guidance for fair value measurements and disclosures. The guidance expands the required disclosures for certain investments with a reported NAV. The guidance permits, as a practical expedient, an entity holding investments in certain entities that calculate

NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The guidance requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments and the investment strategies of the investee. The Plan has adopted the guidance on a prospective basis for the year ended December 31, 2009 (see Note 10 — Net Asset Value Per Share).

3.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 16, 2008, that the Plan is qualified and the trust established under the plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, there was no provision for income taxes as of the financial statement date.

4.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s assets available for benefits at fair value as of December 31:

	2009
	Number
	of Shares	Value
American Funds Growth Fund of America	1,163,597	$31,742,913
Davis New York Venture Fund	702,154	21,970,386
Harbor International Fund	386,359	21,199,537
Pimco Total Return Fund	3,960,298	42,771,215
Harding Loevner Emerging Markets Trust	2,710,911	25,699,438
Merrill Lynch Retirement Preservation Trust*	45,500,969	45,500,969
Wyndham Worldwide Corporation common stock	946,521	19,091,326

	2008
	Number
	of Shares	Value
American Funds Growth Fund of America	1,196,896	$24,464,556
Davis New York Venture Fund	765,990	18,268,870
ING International Value Fund	1,462,577	13,821,356
Pimco Total Return Fund	3,679,056	37,305,629
Harding Loevner Emerging Markets Trust	2,926,480	16,827,262
Merrill Lynch Retirement Preservation Trust*	50,748,288	50,748,288
Participant loans	—	14,425,436

*	The contract value was $48.9 million and $58.9 million at December 31, 2009 and 2008, respectively.
During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated/(depreciated) in value as follows:

	2009	2008
Mutual funds	$34,793,736	$(69,495,979)
Common/collective trusts	10,407,630	(17,700,265)
Common stock	17,104,019	(6,343,253)

Net appreciation/(depreciation) in fair value of investments	$62,305,385	$(93,539,497)

5.	FAIR VALUE
The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following table presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2009 and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs used when little or no market data is available.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

		Fair Value Measure on a
		Recurring Basis
			Significant
		Quoted Prices in	Other
		Active Markets for	Observable
	As of	Identical Assets	Inputs
	December 31, 2009	(Level 1)	(Level 2)
Common stock:
Wyndham Worldwide Corporation	$19,091,326	$19,091,326	$—
Avis Budget Group, Inc.	246,462	246,462	—

Total	19,337,788	19,337,788	—

Mutual funds:
Conservative allocation	2,702	2,702	—
Foreign large blend	21,258,997	21,258,997	—
Foreign large value	26,723	26,723	—
Foreign small/mid value	1,018	1,018	—
Intermediate term bond	42,826,488	42,826,488	—
Large blend	26,019,893	26,019,893	—
Large growth	34,688,836	34,688,836	—
Large value	40,714	40,714	—
Mid cap blend	85,468	85,468	—
Mid cap growth	17,650,599	17,650,599	—
Mid cap value	9,828,493	9,828,493	—
Moderate allocation	9,933,835	9,933,835	—
Multisector bond	3,358,340	3,358,340	—
Real estate	7,176,513	7,176,513	—
Small blend	14,392,449	14,392,449	—
Small growth	5,725,790	5,725,790	—
World stock	82,855	82,855	—

Total	193,099,713	193,099,713	—

Common collective trusts:
Harding Loevner Emerging Markets Trust	25,699,438	—	25,699,438
Merrill Lynch Equity Index Trust XII	13,512,000	—	13,512,000
Merrill Lynch Retirement Preservation Trust	45,500,969	—	45,500,969
Oppenheimer OFITC International Growth Fund II	9,395,732	—	9,395,732

Total	94,108,139	—	94,108,139

Participant loans (a)	13,632,834	—	13,632,834
Group annuity contract (b)	271,814	—	271,814
Money market (c)	283,112	283,112	—

Total	$320,733,400	$212,720,613	$108,012,787

(a)	Represents various loans made to participants of the Plan.

(b)	Represents an investment in Guaranteed Portfolio Fund.

(c)	Represents an investment in FFI Government Fund.

		Fair Value Measure on a
		Recurring Basis
			Significant
		Quoted Prices in	Other
		Active Markets for	Observable
	As of	Identical Assets	Inputs
	December 31, 2008	(Level 1)	(Level 2)
Common stock (a)	$6,600,044	$6,600,044	$—
Mutual funds (b)	146,337,165	146,337,165	—
Common collective trusts (c)	83,434,816	—	83,434,816
Participant loans (d)	14,425,436	—	14,425,436

Total	$250,797,461	$152,937,209	$97,860,252

(a)	Represents investments in common stock of Wyndham Worldwide Corporation and Avis Budget Group, Inc.

(b)	Represents investments in various mutual funds.

(c)	Represents investments in Merrill Lynch Equity Index Trust XII, Oppenheimer OFITC International Growth Fund II, Merrill Lynch Retirement Preservation Trust and Harding Loevner Emerging Markets Trust.

(d)	Represents various loans made to participants of the Plan.
6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
At December 31, 2009, the Plan held approximately 947,000 and 19,000 shares of common stock of Wyndham Worldwide Corporation and Avis Budget Group, Inc., respectively, with a cost basis of approximately $7.9 million and less than $0.1 million, respectively, and a fair value of approximately $19.1 million and $0.2 million, respectively. At December 31, 2008, the Plan held approximately 1,005,000 and 24,000 shares of common stock of Wyndham Worldwide Corporation and Avis Budget Group, Inc., respectively, with a cost basis of approximately $10.4 million and $0.3 million, respectively, and a fair value of approximately $6.6 million and less than $0.1 million, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income of approximately $0.8 million and $1.9 million, respectively, from its investments in the Merrill Lynch Retirement Preservation Trust.
7.	NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS
During the plan year ended December 31, 2009, the Company inadvertently failed to make deposits of $27,759 of participant contributions within the timeframe required by the United States Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company remitted $21,285 related to March 19, 2009 participant contributions on April 29, 2009 and $6,474 related to September 30, 2009 participant contributions on January 20, 2010. The Company filed a Form 5330 with the IRS and paid the required excise tax on the transactions on April 16, 2010. In addition, participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.
8.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9.	VOLUNTARY COMPLIANCE RESOLUTION
During July 2009, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to the following operational failures:
•	limitation of the investment in Wyndham Worldwide Corporation common stock to 25% due to Merrill Lynch system setup failure,

•	processing of loan amortizations and partial repayments due to Merrill Lynch system failure,

•	failure to timely adopt Plan amendments for Sections 415 and 401(b), and

•	exclusion of eligible participants due to system failure for processing rehires and transfers.
By a letter dated July 31, 2009, the Company was informed by the IRS that their application for voluntary compliance resolution was accepted and is currently under review for final determination.
10.	NET ASSET VALUE PER SHARE
In accordance with the guidance for fair value measurements in certain entities that calculate NAV per share (or its equivalents), the Plan expanded its disclosures to include the category, fair value, redemption frequency and redemption notice period for those assets whose fair value is estimated using the NAV per share as of December 31, 2009.
The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2009:

	Fair Value Estimated Using NAV per Share
	December 31, 2009
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period
Harding Loevner Emerging Markets Trust (a)	$25,699,438	$—	Daily	None	1 day
Merrill Lynch Equity Index Trust XII (b)	13,512,000	—	Daily	None	1 day
Merrill Lynch Retirement Preservation Trust(c)	45,500,969	—	Daily	(e)	30 days
Oppenhiemer OFITC International Growth Fund II (d)	9,395,732	—	Daily	None	1 day

	$94,108,139	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to invest in a portfolio of assets whose performance is expected to match approximately the performance of the Standard & Poor’s 500 Composite Stock Index.

(c)	Investment seeks to provide preservation of capital, liquidity and current income at levels that are higher than those provided by money market funds and similar to short or intermediate bond funds, without the volatility.

(d)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

(e)	The existence of certain conditions can limit the trust’s ability to transact at contract value with the issuers of its investment contracts including, but not limited to: partial or complete legal termination of the trust or a unit holder, tax disqualification, withdrawal of a plan sponsor and certain trust amendments if the issuers’ consent is not obtained. Additionally, this trust is subject to a maximum liquidation limit of $6.3 million per month.
11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of assets available for benefits per the financial statements to Form 5500 at December 31, 2009 and 2008:

	2009	2008
Assets available for benefits per the financial statements	$328,178,216	$262,858,753
Less: Amounts allocated to withdrawing participants	(460,815)	(238,991)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,372,253)	(8,192,813)

Assets available for benefits per Form 5500	$324,345,148	$254,426,949

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to Form 5500:

	2009	2008
Benefits paid to participants per the financial statements	$53,137,685	$37,975,404
Add: Amounts allocated to withdrawing participants at December 31, 2009	460,815	—
Add/(Less): Amounts allocated to withdrawing participants at December 31, 2008	(238,991)	238,991
Less: Amounts allocated to withdrawing participants at December 31, 2007	—	(195,322)

Benefits paid to participants per Form 5500	$53,359,509	$38,019,073

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2009, but not yet paid as of that date.
The following is a reconciliation of the increase in assets per the financial statements to Form 5500 for the year ended December 31, 2009:

	2009	2008
Increase/(decrease) in assets per the financial statements	$63,395,237	$(59,275,820)
Less: 2009 amounts allocated to withdrawing participants	(460,815)	—
2009 adjustments from contract value to fair value for fully benefit-responsive investment contracts	(3,372,253)	—
Add/(Less): 2008 amounts allocated to withdrawing participants	238,991	(238,991)
2008 adjustments from contract value to fair value for fully benefit-responsive investment contracts	8,192,813	(8,192,813)
Add: 2007 amounts allocated to withdrawing participants	—	195,322
2007 adjustments from contract value to fair value for fully benefit-responsive investment contracts	—	340,268

Net income/(loss) per Form 5500	$67,993,973	$(67,172,034)

*****

Wyndham Worldwide Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2009

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value****
	Alger Small Cap Growth Fund	Mutual fund		$5,673,691
	Allianz CCM Capital Appreciation Fund	Mutual fund		2,765,238
	American Funds EuroPacific Growth R3	Mutual fund		59,460
	American Funds Growth Fund of America	Mutual fund		31,742,913
	American Funds Growth Fund of America R3	Mutual fund		7,572
	Columbia Mid Cap Value R	Mutual fund		20,802
	Davis New York Venture R	Mutual fund		1,132
	Davis New York Venture Fund	Mutual fund		21,970,386
	DWS RREEF Real Estate Securities Fund	Mutual fund		7,176,513
	Fidelity Advisor Freedom 2010 Fund (A)	Mutual fund		155,212
	Fidelity Advisor Freedom 2015 Fund (A)	Mutual fund		243,319
	Fidelity Advisor Freedom 2020 Fund (A)	Mutual fund		474,746
	Fidelity Advisor Freedom 2025 Fund (A)	Mutual fund		498,967
	Fidelity Advisor Freedom 2030 Fund (A)	Mutual fund		492,321
	Fidelity Advisor Freedom 2035 Fund (A)	Mutual fund		732,453
	Fidelity Advisor Freedom 2040 Fund (A)	Mutual fund		487,945
	Fidelity Advisor Freedom 2045 Fund (A)	Mutual fund		237,695
	Fidelity Advisor Freedom 2050 Fund (A)	Mutual fund		350,017
	Fidelity Advisor Leveraged Co. Stock T	Mutual fund		2,491
	Fidelity Advisor Mid Cap T	Mutual fund		36,637
	First American Small Cap Select A	Mutual fund		2,214
	Harbor International Fund	Mutual fund		21,199,537
	Harbor Mid Cap Growth Fund	Mutual fund		9,786,081
	Harbor Small Cap Value Fund	Mutual fund		14,382,147
	ING International Value Fund	Mutual fund		88
	Lord Abbett Bond Debenture Fund	Mutual fund		3,355,698
	Lord Abbett Value Opportunities A	Mutual fund		82,977
	Marsico Focus	Mutual fund		47,014
	Maxim Aggressive Portfolio II	Mutual fund		159,053
	Maxim Bond Index	Mutual fund		32,538
	Maxim Conservative Profile II	Mutual fund		2,702
	Maxim Index 600	Mutual fund		10,302
	Maxim Loomis Sayles Bond Portfolio	Mutual fund		2,642
	Maxim Moderate Portfolio II	Mutual fund		50,933
	Maxim S&P 500 Index	Mutual fund		216,647
	Maxim T. Rowe Price Equity Income	Mutual fund		40,606
	MFS International Value R2	Mutual fund		26,635
	MFS Mid Cap Growth Fund	Mutual fund		7,827,881
	The Oakmark Equity & Income Fund	Mutual fund		9,882,902
	Oppenheimer Capital Appreciation A	Mutual fund		126,099
	Oppenheimer Global A	Mutual fund		82,855
	Pimco Total Return Admin	Mutual fund		22,735
	Pimco Total Return Fund	Mutual fund		42,771,215
	Pioneer Mid Cap Value Fund	Mutual fund		9,807,691
	Putnam Int’l Capital Opportunities R	Mutual fund		1,018
	RidgeWorth Small Cap Growth Fund I	Mutual fund		49,885
	VanKampen Comstock — R	Mutual fund		108
	Guaranteed Portfolio Fund	Group annuity contract		271,814
	Harding Loevner Emerging Markets Trust	Common/collective trust		25,699,438
*	Merrill Lynch Equity Index Trust XII	Common/collective trust		13,512,000
*	Merrill Lynch Retirement Preservation Trust	Common/collective trust		45,500,969
	Oppenheimer OFITC International Growth Fund II	Common/collective trust		9,395,732
*	Wyndham Worldwide Corporation	Common stock		19,091,326
*	Avis Budget Group, Inc.	Common stock		246,462
*	Various participants	Loans to participants***		13,632,834
	FFI Government Fund	Money market		283,112
	Cash and cash equivalents			516,916

	Total			$321,250,316

*	Party-in-interest

**	Cost information is not required for participant-directed investments.

***	Maturity dates range from 1/2/10 to 2/10/26. Interest rates range from 4.25% to 10.50%.

****	Form 5500 instructions require reporting of Common/Collective Trusts at fair value on this schedule.

Wyndham Worldwide Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4a — Delinquent Participant Contributions
For The Year Ended December 31, 2009
Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102?
Yes ☑ No ☐

	Total That Constitute Nonexempt Prohibited
	Transactions
			Contributions	Total Fully
		Contributions	Pending	Corrected under
	Contributions	Corrected	Correction	VFCP and
Participant Contributions Transferred Late to the Plan	Not Corrected	Outside VFCP	in VFCP	PTE 2002-51
March 19, 2009 participant contributions (a)	$—	$21,285	$—	$—
September 30, 2009 participant contributions (b)	—	6,474	—	—

	$—	$27,759	$—	$—

(a)	Amount was deposited on April 29, 2009.

(b)	Amount was deposited on January 20, 2010.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Worldwide Corporation Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Worldwide Corporation Employee Savings Plan
	By:	/s/ Mary Falvey
Mary Falvey
Executive Vice President, Chief Human Resources Officer Wyndham Worldwide Corporation

Date: June 25, 2010